                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                            -------------------

                                FORM 12b-25

                        NOTIFICATION OF LATE FILING

                               -------------

                                            Commission File Number: 0-4538

                                              CUSIP Number(s): 550245-10-4

 (Check one)

 [_]  Form 10-K                       [_]  Transition Report on Form 10-K
 [_]  Form 20-F                       [_]  Transition Report on Form 20-F
 [_]  Form 11-K                       [_]  Transition Report on Form 11-K
 [x]  Form 10-Q                       [_]  Transition Report on Form 10-Q
 [_]  Form N-SAR                      [_]  Transition Report on Form N-SAR

 For Period Ended: March 31, 1996     For the Transition Period Ended:
                                                                      ________

 Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

 If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                      Part I.  Registrant Information

                                LUMEX, INC.
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                         (Full Name of Registrant)



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                        (Former Name, if Applicable)

                           2100 Smithtown Avenue
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         Address of Principal Executive Office (Street and Number)
                         Ronkonkoma, New York 11779
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                          City, State and Zip Code


                     Part II.  Rule 12b-25 (b) and (c)
 If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check the appropriate box.)

 [x] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 [x] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereon will be filed on or before the fifth calendar day following the prescribed due date; and

 [_] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable



                                        (Cover Page continued on next page)

                            Part III.  Narrative

 State below in reasonable detail the reasons why Form 10-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

                        SEE ANNEX A ATTACHED HERETO.

                        Part IV.  Other Information

 (1) Name and telephone number of person to contact in regard to this notification

           Robert McNally                         516-585-9000
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                Name                           (Telephone Number
                                              including Area Code)

 (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

      [x] Yes        [_] No

 (3) Is it anticipated that any significant change in results of opera-tions from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

      [x] Yes        [_] No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                        SEE ANNEX A ATTACHED HERETO.


                                LUMEX, INC.
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                (Name of Registrant as Specified in Charter)

 has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

 Date: May 15, 1996                   By: /s/ Robert McNally
       -----------------------------      --------------------------------
                                         Robert McNally
                                          CFO and SVP-Finance

 INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                                                    ANNEX A
                                                                    -------
     PART III - NARRATIVE

               The Registrant has encountered delays in preparing its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1996, because of (i) the sale of the assets of the Registrant's Lumex Division (one of the Registrant's only two divisions), which was completed on April 3, 1996, and which will be reflected as a discontinued operation, and (ii) the restructuring of the Registrant's remaining business. Such matters will affect the presentation of the Registrant's financial statements for the quarter ended March 31, 1996. As a result, the Registrant is unable to complete and timely file the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1996, without unreasonable effort and expense.


     PART IV - OTHER INFORMATION

          (3) The Registrant anticipates that its consolidated statement of operations will reflect a net loss from continuing operations for the quarter ended March 31, 1996, that is greater than the net loss from continuing operations reported for the comparable period of the prior fiscal year, and that such change may be significant.



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